UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at January 12, 2010

ANOORAQ RESOURCES CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 0-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Iemrahn Hassen
Director and Chief Financial Officer

Date: January 19, 2010

* Print the name and title of the signing officer under his signature

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092

For immediate release

STANDARD CHARTERED BANK COMPLETES ANOORAQ DEBT SYNDICATION

January 12, 2010 - Vancouver, BC - Anooraq Resources Corporation ("Anooraq" or the "Company") (TSXV: ARQ; NYSE Amex: ANO; JSE: ARQ) is pleased to announce that Standard Chartered Bank ("SCB") has successfully completed its Anooraq senior debt syndication process.

Rand Merchant Bank ("RMB"), a division of FirstRand Bank Limited, has acquired 34% of Standard Chartered Bank's ZAR 750 million (CAD$ 105 million) senior debt in Anooraq's South African subsidiary, Plateau Resources (Pty) Limited. SCB continues to hold 66% of the total senior debt package in an amount of ZAR 495 million (CAD$ 69 million).

Philip Kotze, CEO of Anooraq, said, "RMB coming on board in the senior debt syndicate demonstrates a market vote of confidence in our projects and our capabilities. We welcome RMB's participation as a key stakeholder in Anooraq going forward."

For further information, please visit our website www.anooraqresources.com, call investor services in South Africa at +27 11 883 0831 or in North America at 1 800 667 2114 or use the contacts referenced below.

Queries:

Joel Kesler
Executive: Corporate and Business Development
Office: +27 11 779 6800
Mobile: +27 82 454 5556

Macquarie First South Advisers
 Melanie de Nysschen / Thembeka Mgoduso
Office: +27 11 583 2000
Mobile: +27 82 465 8969 / +27 83 295 1204

Russell and Associates
Charmane Russell / Nicola Taylor
Office: +27 11 880 3924
Mobile: +27 82 372 5816 / +27 82 927 8957

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary and Forward Looking Information

This release includes certain statements that may be deemed "forward looking statements". All statements in this release, other than statements of historical facts, that address potential acquisitions, future production, reserve potential, exploration drilling, exploitation activities and events or developments that Anooraq expects are forward looking statements. Anooraq believes that such forward looking statements are based on reasonable assumptions. Forward looking statements however, are not guarantees of future performance and actual results or developments may differ materially from those in forward looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward looking statements. For further information on Anooraq, investors should review the Company`s form 20-F with the United States Securities and Exchange Commission and its annual information form and other home jurisdiction filings that are available at www.sedar.com.